# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Indaptus Therapeutics, Inc., CIK 0001857044
CUSIP: 45339J105
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: c/o Indaptus Therapeutics, Inc., 3 Columbus Circle, 15th Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 12/22/2025
Amends the filing with accession number 0001493152-24-040734
Filed by CIK 0001506916
Persons authorized to receive notices and communications: Jeffery A. Meckler, c/o Indaptus Therapeutics, Inc., 3 Columbus Circle, 15th Floor, New York, New York (NY), 10019, (646) 427-2727

## Reporting persons
- Jeffery A. Meckler (CIK 0001506916): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 273,103; shared voting power 0; sole dispositive power 273,103; shared dispositive power 0; aggregate amount beneficially owned 273,103 (12.7% of the class)
  Comment: This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on October 10, 2024 (as amended to date, the "Schedule 13D"), relating to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Indaptus Therapeutics, Inc., a Delaware corporation (the "Issuer") Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Indaptus Therapeutics, Inc.
Address of issuer's principal executive offices: c/o Indaptus Therapeutics, Inc., 3 Columbus Circle, 15th Floor, New York, New York (NY), 10019

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Amount beneficially owned: 273,103

Percent of Class: 12.7%
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or direct to vote: 273,103

Shared power to vote: 0

Sole power to dispose or direct the disposition of: 273,103

Shared power to dispose or direct the disposition of: 0

The share amount reported herein consists of (i) 229,929 shares of Common Stock, (ii) 16,688 shares of common stock issuable upon exercise of warrants, and (ii) 26,486 shares of common stock issuable upon exercise of outstanding options, of which 596 will vest within 60 days of the date hereof.

Based on 2,101,163 shares of common stock outstanding as of the date of this report.
Transactions in the class effected during the past sixty days: On December 23, 2025, Reporting Person was issued 216,617 shares of common stock in connection with entry into the Modification Agreement (defined below).
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and restated as follows:

On December 22, 2025, Indaptus entered into a Securities Purchase Agreement (the "Purchase Agreement") with David E. Lazar, pursuant to which he agreed to purchase from the Company 300,000 shares of Series AA Convertible Preferred Stock and 700,000 shares of Series AAA Convertible Preferred Stock of the Company at a combined aggregate purchase price of $6.00 per share of Preferred Stock for aggregate gross proceeds of $6.0 million, subject to the terms and conditions of the Purchase Agreement.

On December 22, 2025, in connection with the transactions contemplated by the Purchase Agreement, the Company entered into employment modification agreements with Reporting Person (the "Modification Agreements").

Pursuant to the terms of the Reporting Person's Modification Agreement, Reporting Person received an equity settlement payment 216,617 shares of Common Stock, calculated using the consolidated closing bid price of the Company's Common Stock on the day immediately preceding the date of the Modification Agreement.

In connection with the signing of the Purchase Agreement, Reporting Person agreed to enter into a voting agreement, dated December 22, 2025 (the "Voting Agreement"), pursuant to which Reporting Person agreed, in his capacity as stockholder of the Company, following the Proxy Effective Date (as defined in the Voting Agreement), to vote all of his shares of Common Stock in favor of all proposals recommended by the board of directors at a special meeting of stockholders to be called for the purpose of securing certain stockholder approvals in connection with the Purchase Agreement.

In addition, upon and following the Proxy Effective Date, Reporting Person agreed that, for a period one (1) year from the Proxy Effective Date, Reporting Person, nor any of his representatives acting on his behalf, will in any manner, directly or indirectly: (i) effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way advise, assist or encourage any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (a) any acquisition of any securities (or beneficial ownership thereof) or assets of the Company, or any rights to acquire any such securities (including derivative securities representing the right to vote or economic benefit of any such securities) or assets; (b) any tender or exchange offer, merger or other business combination involving the Company; (c) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company; or (d) any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any voting securities of the Company; (ii) form, join or in any way participate in a "group" (as defined under the 1934 Act) with respect to any securities of the Company; (iii) otherwise act, alone or in concert with others, to seek to control or influence the management, board of directors or policies of the Company; (iv) take any action which might force the Company to make a public announcement regarding any of the types of matters set forth in (i) above; (v) enter into any discussions or arrangements with any third party with respect to any of the foregoing; or (vi) request that the Company (or its directors, officers, employees or agents) amend or waive any provision of this paragraph (including clause (vi)).

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, the form of which is filed as an exhibit hereto and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1. Form of Voting Agreement (incorporated by reference to Exhibit 10.7 of the Company's Current Report on Form 8-K filed with the SEC on December 22, 2025)

## Signatures
- Jeffery A. Meckler: /s/ Jeffery A. Meckler, Jeffery A. Meckler (12/30/2025)